EXHIBIT 99.1

CDT Environmental Technology Investment Holdings Limited

Announces Pricing of Initial Public Offering and Listing on Nasdaq

SHENZHEN, CHINA, April 17, 2024 – via Globe Newswire – CDT Environmental Technology Investment Holdings Limited (“CDT”), a waste treatment company that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, announces the pricing of its underwritten initial public offering of 1,500,000 ordinary shares at a public offering price of $4.00 per share, before underwriting discounts and commissions. The offering is being conducted on a firm commitment basis. All of the ordinary shares are being offered by CDT. The total expected gross proceeds of the initial public offering are $6,000,000, before underwriting discounts and commissions and offering expenses.

The ordinary shares have been approved for listing on The Nasdaq Capital Market and are expected to commence trading under the ticker symbol “CDTG” on April 18, 2024. The offering is expected to close on April 22, 2024, subject to customary closing conditions.

WestPark Capital, Inc. (“WestPark Capital”) is the sole book-running manager for the offering. CDT has granted the underwriters a 45-day option to purchase up to an additional 225,000 ordinary shares at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

A registration statement on Form F-1 (File No. 333-252127), as amended, including a prospectus, which is preliminary and subject to completion, relating to the offering, was filed with the U.S. Securities and Exchange Commission (the “SEC”), and was declared effective by the SEC on March 29, 2024. The offering of the ordinary shares is being made only by means of a prospectus. Copies of the final prospectus relating to the offering, when available, may be obtained on the SEC’s website at www.sec.gov and may also be obtained from WestPark Capital, Inc., 1900 Avenue of the Stars, Suite 300, Los Angeles, CA, 90067, or by email at jstern@wpcapital.com.

Before you invest, you should read the prospectus and other documents CDT has filed or will file with the SEC for more complete information about CDT and the offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a waste treatment company that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China. For more information, visit CDT’s website at https://www.cdthb.cn.

About WestPark Capital, Inc.

WestPark Capital is a full-service investment bank focused on emerging growth sectors such as healthcare, software, technology, biotechnology, financial services, manufacturing, consumer products, media and telecom industries, among other categories. WestPark Capital provides a comprehensive range of corporate finance services, including initial public offerings, follow-on offerings, ATMs, Registered Direct Offerings (RD), CMPOs. private placements, SIPOs and corporate finance advisory services. Additional information about WestPark Capital is available at www.wpcapital.com or by email at info@wpcapital.com.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to CDT’s proposed initial public offering. Words such as “will,” future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed initial public offering discussed above will be completed on the terms described. Completion of the proposed initial public offering and the terms thereof are subject to numerous factors, many of which are beyond the control of CDT, including, without limitation, the failure of customary closing conditions and the risk factors and other matters set forth in the prospectus included in the registration statement in the form last filed with the SEC. CDT undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CDT Contact

CDT Environmental Technology Investment Holdings Limited

Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors

liyunwu@cdthb.cn

86-0755-86667996